UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Boston Omaha Corporation
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

101044105
(CUSIP Number)

May 15, 2018
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 101044105
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 238 Plan Associates LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)☐ (b)☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 2,070,328
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 2,070,328

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,070,328
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.3%
12	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 101044105
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Massachusetts Institute of Technology
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)☐ (b)☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 2,070,328
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 2,070,328
	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,070,328
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.3%
12	TYPE OF REPORTING PERSON (see instructions) CO

Item 1(a).	Name of Issuer:

The name of the issuer to which this filing on Schedule 13G relates is Boston Omaha Corporation (the "Company")

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The principal executive offices of the Company are located at 292 Newbury Street, Suite 333, Boston, Massachusetts 02115.

Item 2(a).	Name of Person Filing:

This Statement is being filed on behalf of 238 Plan Associates LLC ("238 Plan Associates") and Massachusetts Institute of Technology through its division, MIT Investment Management Company ("MIT"). MIT is the non- member manager of 238 Plan Associates. The two members of 238 Plan Associates are MIT Basic Retirement Plan Trust and the MIT Welfare Benefit Plan Trust, each of which is an employee benefit plan as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), that is subject to the provisions of ERISA. The shares reported in this Schedule 13G (the "Shares") are held directly by Magnolia BOC II, LP, of which 238 Plan Associates is a limited partner.

Through MITIMCo, MIT has the power to direct the voting and disposition of the Shares.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of 238 Plan Associates is One Broadway, 9th Floor, Suite 200, Cambridge, MA 02142. The principal business address of MIT is 77 Massachusetts Avenue, Cambridge, MA 02139

Item 2(c).	Citizenship:

Each of 238 Plan Associates and MIT is organized under the laws of Massachusetts.

Item 2(d).	Title of Class of Securities:

The class of equity securities of the Company to which this filing on Schedule 13G relates is Class A Common Stock, par value $0.001 ("Common Stock").

Item 2(e).	CUSIP Number: The CUSIP number of the Company's Common Stock is 101044105.

Item 3.	If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Act;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U. S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.
	Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount Beneficially Owned:		2,070,328
	(b)	Percent of Class:		9.3%
	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote:	2,070,328
		(ii)	shared power to vote or to direct the vote:
		(iii)	sole power to dispose or to direct the disposition of:	2,070,328
		(iv)	shared power to dispose or to direct the disposition of:

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Other than as described in this report, no person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

The Filing Persons expressly disclaim membership in a "group" as used in Rule 13d- 5(b)(1).

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect for the time being.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

238 Plan Associates LLC

By:	/s/ Seth Alexander
Name: Seth Alexander Title: President

Massachusetts Institute of Technology

By:	/s/ Seth Alexander
Name: Seth Alexander Title: President of MIT Investment Management Company, authorized signatory